January 29, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioplus Life Corp.

Form S-1/A

Filed November 14, 2018

File No. 333-226885

To the men and women of the SEC:

On behalf of Bioplus Life Corp. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 20, 2018 addressed to Chong Khooi You, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on November 14, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: “Subsequent Events” on page F13 has been revised. Financial Statements and corresponding disclosures have also been updated and amended throughout so that they are current.

Registration Statement on Form S-1/A

Management's Discussion and Analysis Results of Operations, page 16

1. We note your response to comment 1. Please expand your discussion under results of operations for all periods to describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you state that you realized revenue in the amount of $1,741,728 for the year ended December 31, 2017 compared to $1,039,009 for the year ended December 31, 2016 due to an increase in the number of customers purchasing your goods. Please describe the reasons for the material increase in customers purchasing your products for this period and all other periods you discuss. See Item 303(a)(3) of Regulation S-K.

Company Response:

We have revised page 16 to include additional disclosure. It now reads: “Similarly, our gross profits for the year ended December 31, 2017 were $545,096 while they were $311,827 for the year ended December 31, 2016. We attribute the increase in revenue and gross profits to an increase in the number of customers purchasing our goods. We believe we realized a greater number of customers for the year ended December 31, 2017 because we allocated more funds towards marketing efforts and expended more efforts towards marketing our goods. We believe that in order to retain and maintain more customers in the future we will need to further increase our marketing efforts and, or, develop new products.”

Credit Facilities, page 16

2. We note your response to comment 2. Please also file the material banking agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Company Response:

The Company is internally discussing whether or not it is in the best interests of the Company to file for confidential treatment of its material banking exhibits, therefore no exhibits have been added yet.

Certain Relationships and Related Transactions, page 29

3. We note your response to comment 7 and reissue it. For each of the transactions described in the second, third, and sixth through eleventh paragraphs, please disclose the name of the related person(s) and the basis on which such person is a related person. Also disclose the approximate dollar value of the amount involved in each transaction, as applicable. See Item 404(d) of Regulation S-K.

Company Response:

We have revised “Certain Relationships and Related Transactions to disclose the names of related person(s). We also disclosed the approximate dollar value of the amount involved in each transaction.

General, page F-3

4. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Company Response:

We have updated our financial statements throughout so that they are current and also any corresponding disclosures.

11. Other Payables and Accrued Liabilities, page F-11

5. We have reviewed the changes made to note 11 in response to comment 13 but do not believe your revisions adequately addressed the concerns raised in our comment. Please revise to explain in further detail the nature and significant terms of your local and foreign payables. The notes to your interim financial statements should be similarly revised.

Company Response:

We have revised further. Please see page F11 and F22.

12. Income Taxes, page F-12

6. The revisions that were made to note 12 did not address all of the matters outlined in comment 14. Please revise note 12 to also disclose the following or explain why these disclosures are not required:

• Include a reconciliation of your statutory tax rate to your effective tax rate for all periods presented as required by ASC 740-10-50-12. • Disclose the amounts and related expiration dates for your operating loss carryforwards. Refer to the disclosure requirements in ASC 740-10-50-3.

Company Response:

We have included additional revisions to note 12 on page F12 and F23.

Bioplus Life Corp. Consolidated Financial Statements 14. Related Party Transactions, page F-13

7. We note the changes made to note 14 but do not believe they adequately addressed the concern raised in comment 16. Please revise to describe in further detail the nature and significant terms of your related party transactions. The notes to your interim financial statements should be similarly revised. Refer to the ASC 850-10-50-1.

Company Response:

We have revised the note relating to related party transactions on page F13 and F23 to describe in further detail the nature and significant terms of our related party transactions.

Exhibits, page 31

8. We note your response to comment 17 and we reissue it. Please file any material contracts as exhibits, such as the material leases for your properties. See Item 601(b)(10) of Regulation S-K.

Company Response:

We do not have any agreements pertaining to any leases of property for workspace.

Exhibit 5.1 - Legal Opinion, page 31

9. We note your response to comment 18 and we reissue it. Please also have counsel opine that the 4,409,000 shares being offered by the Selling Shareholder “are” duly and validly issued, duly authorized, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Company Response:

Counsel has provided us with an amended opinion letter attached herein as exhibit 5.1.

Date: January 29, 2019

/s/ Chong Khooi You

Chong Khooi You

Chief Executive Officer